FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 6, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

At the Annual Shareholders’ Meeting of Siemens AG on January 23, 2003, resolutions have been passed on Items 2 – 12 of the Agenda. The exact wording of the resolutions is set out on the attached Notice of Shareholders’ Meeting. All eleven resolutions have been adopted by majority of the votes cast, with the following detailed voting results:

a)	Resolution on Item 2 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to a dividend payout)

Yes 99.926% (367,632,490)	No 0.074% (273,626)

b)	Resolution on Item 3 of the Agenda (to ratify the acts of the Managing Board)

Yes 99.715% (366,483,131)	No 0.285% (1,046,400)

c)	Resolution on Item 4 of the Agenda (to ratify the acts of the Supervisory Board)

Yes 99.747% (310,216,103)	No 0.253% (785,318)

d)	Resolution on Item 5 of the Agenda (to ratify the appointment of independent auditors)

Yes 99.700% (366,589,751)	No 0.300% (1,102,744)

e)	Resolution on Item 6 of the Agenda (to consider and vote upon a resolution authorizing the repurchase and use of treasury stock)

Yes 99.649% (366,412,567)	No 0.351% (1,292,075)

f)	Resolution on Item 7 of the Agenda (to elect Supervisory Board members)

Yes 99.572% (366,002,777)	No 0.428% (1,574,392)

g)	Resolution on Item 8 of the Agenda (to consider and vote upon an amendment to the Articles of Association to restate the object of the Company)

Yes 99.933% (367,381,749)	No 0.067% (245,987)

h)	Resolution on Item 9 of the Agenda (to consider and vote upon amendments to the Articles of Association to adjust to new legislation)

Yes 99.924% (367,471,908)	No 0.076% (278,333)

i)	Resolution on Item 10 of the Agenda (to consider and vote upon adjustments to the Supervisory Board remuneration and the related amendments to the Articles of Association)

Yes 99.255% (308,673,377)	No 0.745% (2,318,412)

j)	Resolution on Item 11 of the Agenda (to consider and vote upon the creation of an Authorized Capital 2003 against contributions in kind, excluding the preemptive rights of existing shareholders, and the related amendments to the Articles of Association

Yes 99.607% (366,082,327)	No 0.393% (1,443,167)

k)	Resolution on Item 12 of the Agenda (to consider and vote upon a resolution authorizing the Managing Board to issue convertible bonds and/or bonds with warrants, to exclude the preemptive rights of existing shareholders, and to amend the Articles of Association accordingly)

Yes 99.580% (365,899,898)	No 0.420% (1,543,800)

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich
December 2002

Notice of Annual Shareholders’ Meeting

To our shareholders:

NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, Munich, Federal Republic of Germany, on Thursday, January 23, 2003, at 10:00 a.m., local time, for the following purposes:

Agenda

1.	To receive and adopt the annual financial statements of Siemens AG and the consolidated financial statements for the fiscal year ended September 30, 2002, as approved by the Supervisory Board, together with Management’s discussion and analysis of Siemens AG and the consolidated group, and the report of the Supervisory Board on fiscal year 2002

The above records are available for inspection at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

2.	To consider and vote upon appropriation of the net income of Siemens AG to a dividend payout

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2002 amounts to €890 374 001. This net income shall be used to pay out a dividend of €1.00 on each no-par value share entitled to the dividend. The amount attributable to treasury stock shall be carried forward.

Tax note: Following transition to the half-income tax procedure (“Halbeinkünfteverfahren”) in Germany, corporate income tax credits will no longer be payable when dividends are paid out to shareholders.

3.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Managing Board in fiscal year 2002.

4.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2002.

5.	To ratify the appointment of independent auditors

The Supervisory Board proposes that the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, to serve as the Company’s independent auditors for the fiscal year ending September 30, 2003 be ratified.

6.	To consider and vote upon a resolution authorizing the repurchase and use of treasury stock

Due to the expiration of the authorization adopted at the Annual Shareholders’ Meeting on January 17, 2002, the Managing Board shall again be authorized to repurchase shares of stock of Siemens AG (“Siemens shares”). In addition to a direct repurchase in the stock market or through a public share purchase offer, the Company shall be authorized to exchange Siemens shares tendered by shareholders for shares of stock of Infineon Technologies AG.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	Siemens AG shall be authorized to repurchase up to 10% of its capital stock existing at the date of the resolution.

(b)	The authorization may be implemented wholly or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

The authorization shall become effective as of March 1, 2003 and shall remain in full force and effect through July 22, 2004. The authorization to repurchase Siemens shares as approved at the Annual Shareholders’ Meeting on January 17, 2002 will terminate on the effective date of this new authorization.

(c)	The repurchase shall be effected at the discretion of the Managing Board either (1) directly in the stock market or (2) through a public share purchase offer or (3) through a public share exchange offer of Siemens shares against shares of stock of Infineon Technologies AG, Munich, which are listed on the Frankfurt and New York Stock Exchanges (“Infineon shares”).

(1)	If the stock is repurchased directly in the stock market, the purchase price paid per share (excluding incidental transaction charges) must neither exceed nor fall below the market price on the trading day as determined at the opening auction of Xetra trading (or comparable successor trading system) by more than 10%.

(2)	In the event of a repurchase through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers. The provisions of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) shall apply, if and where relevant.

(i)	If a formal offer is issued by the Company, it shall state the applicable purchase price or purchase price range per share. The purchase offer may provide for additional terms and conditions and the possibility of adjusting the purchase price range during the acceptance period.

The stated purchase price or the stated or adjusted upper and lower limits of the purchase price range per share (excluding incidental transaction charges) must neither exceed nor fall below the relevant value of a Siemens share by more than 20%. The relevant value of a Siemens share shall be determined on the basis of the market price of a Siemens share as established at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date of issuance of the formal offer.

In the event of any material market price deviation from the relevant value after public issuance of a formal offer, the offer may be adjusted. In this case, the relevant value shall be based on the market price of the Siemens share on the last trading day before issuance of the amended formal offer.

If the formal offer is oversubscribed, a proration factor will be applied, i.e. the Company will purchase shares tendered by shareholders on a pro rata basis. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(ii)	If shareholders are publicly solicited by the Company to submit offers to sell their shares, the Company shall state in its solicitation document a price or price range at which shareholders may submit their offers. The solicitation document may provide for additional terms and conditions and the possibility of adjusting the price range during the acceptance period.

If shareholders tender more shares for repurchase than the total repurchase amount set by the Company, there will be a proration such that the shares tendered will be accepted on a pro rata basis. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

Upon acceptance, the final purchase price shall be determined from all available shareholder offers. The purchase price per share (excluding incidental transaction charges) shall neither exceed nor fall below the relevant value of a Siemens share by more than 20%.

The relevant value of a Siemens share shall be determined on the basis of the market price of a Siemens share as established at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date of acceptance of the offers by Siemens AG.

(3)	In the event of a repurchase through a public share exchange offer to exchange Siemens shares for Infineon shares, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers. Small residual amounts may be compensated in cash. The provisions of the German Securities

Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) shall apply, if and where relevant.

(i)	If a formal offer is issued by the Company, it shall state the applicable exchange price or exchange price range. The exchange offer may provide for additional terms and conditions and the possibility of adjusting the exchange price range during the acceptance period.

The stated exchange price or the stated or adjusted upper and lower limits of the exchange price range in the form of one or several Infineon shares and fractional shares (including small residual amounts, if any, but excluding incidental transaction charges) must neither exceed nor fall below the relevant value of a Siemens share by more than 20%. The exchange price or the upper and lower limits of the exchange price range and the relevant value of a Siemens share shall be determined on the basis of the market price of the Infineon shares and Siemens shares as established at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date of issuance of the formal offer.

In the event of any material market price deviation from the relevant value after public issuance of a formal offer, the offer may be adjusted. In this case, the relevant prices or values shall be based on the market prices on the last trading day before issuance of the amended formal offer.

If the formal exchange offer is oversubscribed, acceptance of shares tendered for exchange will be prorated. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

(ii)	If shareholders are publicly solicited by the Company to submit offers for exchange of their shares for Infineon shares, the Company shall state in its solicitation document an exchange price or an exchange price range in the form of one or several Infineon shares and fractional amounts per Siemens share at which shareholders may submit their offers. The exchange solicitation may provide for additional terms and conditions and the possibility of adjusting the exchange price range during the offer period.

If shareholders tender more shares for exchange than the total exchange amount set by the Company, acceptance of shares tendered for exchange will be prorated. The tender of odd lots of up to 150 shares per shareholder may receive preferential treatment.

Upon acceptance, the final exchange price shall be determined from all available shareholder offers. Such exchange price in the form of one or several Infineon shares and fractional shares (including small residual amounts, if any, but excluding incidental transaction charges) shall neither exceed nor fall below the relevant value of a Siemens share by more than 20%.

The exchange price and the relevant value of a Siemens share shall be determined on the basis of the market price of the Infineon shares and Siemens shares as established at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date of acceptance of the offers by Siemens AG.

(d)	The Managing Board shall be authorized to use treasury stock repurchased on the basis of this authorization as follows:

(1)	Such stock may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Shareholders’ Meeting for such retirement or its implementation.

(2)	Such stock may be offered and transferred to satisfy the Company’s obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan, both as amended.

(3)	Such stock may be offered for purchase to persons who are currently employed by Siemens AG or any of its subsidiaries.

(e)	The authorizations pursuant to paragraph (d) may be implemented once or several times, severally or jointly, wholly or in part.

(f)	The preemptive rights of existing shareholders regarding such treasury stock shall be excluded to the extent to which such stock is used pursuant to paragraph (d), subsections (2) and (3).

7.	To elect Supervisory Board members

Pursuant to § 102 (1) of the German Corporation Act (Aktiengesetz) and § 11 (2) of the Articles of Association of Siemens AG, the term of office of all Supervisory Board members elected by the shareholders will expire at the close of the Annual Shareholders’ Meeting on January 23, 2003. The Supervisory Board proposes that the following nominees be elected to represent the shareholders on the Supervisory Board:

Dr. Josef Ackermann, Frankfurt on Main Spokesman of the Board of Managing Directors, Deutsche Bank AG

Dr. Karl-Hermann Baumann, Munich Chairman of the Supervisory Board, Siemens AG

John David Coombe, Brentford, Middlesex, UK Chief Financial Officer, GlaxoSmithKline plc

Dr. Gerhard Cromme, Düsseldorf Chairman of the Supervisory Board, ThyssenKrupp AG

Prof. Dr. Walter Kröll, Bonn President of the Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V. (Association of German Research Centers)

Dr. Albrecht Schmidt, Munich
Spokesman of the Board of Managing Directors, Bayerische Hypo- und
Vereinsbank AG
(until 12/31/2002)
Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG
(as of 01/01/2003)

Dr. Henning Schulte-Noelle, Munich Chairman of the Board of Managing Directors, Allianz Aktiengesellschaft

Peter von Siemens, Munich Industrial manager

Sir Iain Vallance, Holborn, London, UK Vice Chairman, The Royal Bank of Scotland Group

Dr. Hans-Dieter Wiedig, Feldafing
Dipl.-Kaufmann.

The Supervisory Board further proposes to elect

Prof. Dr. Michael Mirow, Munich Dipl.-Wirtschaftsingenieur

as substitute member of the Supervisory Board subject to the proviso that he shall become member of the Supervisory Board if shareholder-elected Supervisory Board members – with exception of Dr. Wiedig – leave office prior to the expiration of their term of office, and that he shall be reinstated as substitute member of the Supervisory Board as soon as the Shareholders– Meeting has elected a successor for any Supervisory Board member that left office early and was replaced by the substitute member.

The composition of the Supervisory Board is governed by § 96 (1) and § 101 (1) of the German Corporation Act (Aktiengesetz) and § 7 (1) No. 3 of the German Codetermination Act (Mitbestimmungsgesetz). The Shareholders’ Meeting shall not be bound to election proposals.

8.	To consider and vote upon an amendment to the Articles of Association to restate the object of the Company

The scope of the Company’s activities is subject to constant change. As a result, the object of the Company as set forth in § 2 (1) of the Articles of Association must be restated.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

§ 2 (1) of the Articles of Association shall be amended as follows:

“The object of the Company is:

(a)	to manufacture, distribute and deliver industrial products in the fields of electrical engineering and electronics, mechanical engineering, precision mechanics and all related sectors of engineering, as well as research and development in these fields,

(b)	to develop, plan, project, distribute, deliver, install and commission sector-specific and customized systems, solutions and equipment in the field of electrical engineering and electronics, mechanical engineering, precision mechanics and all related sectors of engineering,

(c)	to provide industry- and other business-related services.”

9.	To consider and vote upon amendments to the Articles of Association to adjust to new legislation

Since the Company’s last Annual Shareholders’ Meeting, several new German laws (in particular the German Transparency and Disclosure Act; Transparenz- und Publizitätsgesetz) have come into force. To adjust the Articles of Association to the new legislation and to clarify existing regulations, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:

(a)	§ 18 (4), 1st half-sentence, of the Articles of Association shall be amended as follows:

“Notice of Shareholders’ Meeting shall be given at least one month prior to the close of the day by which the shareholders must give notification of attendance, unless a shorter notice is permitted by law.”

(b)	§ 24 (2) and (3) of the Articles of Association shall be amended as follows:

“2.	The Managing Board shall prepare the annual financial statements and Management’s discussion and analysis of Siemens AG as well as the consolidated financial statements and Management’s discussion and analysis of Siemens AG and the consolidated group for the past fiscal year and submit them to the independent auditors. Immediately after their preparation, the Managing Board shall submit these records to the Supervisory Board together with the proposal for the appropriation of net income available for distribution which the Managing Board wishes to recommend to the Shareholders’ Meeting.

3.	The annual financial statements and Management’s discussion and analysis of Siemens AG and the consolidated group, the report of the Supervisory Board and the proposal of the Managing Board for the appropriation of net income available for distribution shall be made available at the offices of the Company for inspection by shareholders from the date on which Notice of the Shareholders’ Meeting is given.”

(c)	§ 25 (1) of the Articles of Association shall be amended to include the following new 2nd sentence:

“The Shareholders’ Meeting may pass a resolution to distribute a dividend in kind as a replacement for, or in addition to, a cash dividend.”

10.	To consider and vote upon adjustments to the Supervisory Board remuneration and the related amendments to the Articles of Association

The provisions governing the Supervisory Board’s remuneration as set forth in § 17 of the Company’s Articles of Association are to be adjusted to the recommendations of the German Corporate Governance Code. For this reason, the provisions relating to the remuneration of the chair, the vice chair and committee members are to be extended to include the committee chairpersons’ remuneration. Not included in the remuneration provisions are the Executive Committee of the Supervisory Board, the Mediation Committee, and the Investment Committee. The members of the Executive Committee are the Chairman and the Vice Chairmen of the Supervisory Board, which receive an increased remuneration according to § 17 (2) 1 of the Articles of Association as proposed in Item 10 (b) on the Agenda. The Mediation and Investment Committees are convened only in special cases and are therefore usually less labor intensive.

In addition, the remuneration provisions are to be adjusted in line with the amendment to the Company’s Articles of Association proposed in Item 9 (c) on the Agenda. This is to make it clear that the earnings related component of the Supervisory Board remuneration is determined on the basis of the dividend per share declared by the Shareholders’ Meeting even if a dividend in kind is distributed.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:

(a)	To adjust the Company’s Articles of Association to accommodate the distribution of a dividend in kind as proposed in Agenda Item 9 (c), § 17 (1) of the Articles of Association shall be amended to read as follows:

“1.	Each member of the Supervisory Board shall receive, apart from the reimbursement of his/her expenses, a fixed remuneration of €6 000 payable after the end of the fiscal year and, in addition, a variable remuneration of €3 500 for each €0.05 carrying value per share of any cash dividend or dividend in kind, in excess of €0.20 carrying value per share of any cash dividend or dividend in kind entitled to the full dividend, declared by the Shareholders’ Meeting and distributed to the shareholders.”

(b)	§ 17 (2) of the Articles of Association shall be amended as follows:

“2.	The Chairman of the Supervisory Board shall receive double, and each Vice Chairman shall receive one and a half times the amounts to be granted according to § 17 (1). Furthermore, each member of a Supervisory Board committee and, additionally, the chairmen of these committees shall receive another half of the amounts to be granted according to § 17 (1). The Executive Committee, the Mediation Committee, and the Investment Committee shall not be included in this computation.”

11.	To consider and vote upon the creation of an Authorized Capital 2003 against contributions in kind, excluding the preemptive rights of existing shareholders, and the related amendments to the Articles of Association

The Authorized Capital 1998 will expire on February 01, 2003. As the Company’s Authorized Capital 1999 will also expire as early as February 01, 2004, in their stead a new Authorized Capital 2003 shall be created against contributions in kind, with the preemptive rights of existing shareholders being excluded.

Therefore, the Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	The Managing Board shall be authorized until January 22, 2008 to increase, with the approval of the Supervisory Board, the capital stock by up to €250 000 002 nominal through the issuance of up to 83 333 334 shares of no par value registered in the names of the holders against contributions in kind. The authorization may be implemented in installments. The preemptive rights of existing shareholders shall be excluded. The Managing Board shall be authorized, with the approval of the Supervisory Board, to determine the further content of the rights embodied in the shares and the conditions of the share issue.

(b)	§ 4 of the Articles of Association shall be amended to include the following new § 4 (11):

“11.	The Managing Board is authorized to increase until January 22, 2008, with the approval of the Supervisory Board, the capital stock by up to €250 000 002 nominal through the issuance of up to 83 333 334 shares of no par value registered in the names of the holders against contributions in kind. The authorization may be implemented in installments. The preemptive rights of existing shareholders shall be excluded. The Managing Board is authorized, with the approval of the Supervisory Board, to determine the further content of the rights embodied in the shares and the conditions of the share issue (Authorized Capital 2003).”

(c)	The Supervisory Board is authorized to amend § 4 of the Articles of Association depending on the utilization of the Authorized Capital 2003 or upon expiration of the authorization.

(d)	The Authorized Capitals 1998 and 1999 pursuant to § 4 (5) and (6) of the Articles of Association shall be canceled on the effective date of Authorized Capital 2003. The Managing Board shall be instructed to file for registration of the cancellation resolution regarding these authorized capitals in the Commercial Registries in a way to ensure that the cancellations will be filed after registration of the authorized capital approved pursuant to Agenda Items 11 (a) and 11 (b).

12.	To consider and vote upon a resolution authorizing the Managing Board to issue convertible bonds and/or bonds with warrants, to exclude the preemptive rights of existing shareholders, and to amend the Articles of Association accordingly

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a)	The Managing Board shall be authorized to issue bonds in an aggregate principal amount of up to €5 000 000 000 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new registered no-par value shares of Siemens AG, representing a pro rata amount of up to €267 000 000 of the capital stock (“Bonds”). The authorization shall also include the possibility to assume the guarantee for bonds issued by subsidiaries of Siemens AG and to grant the holders of such bonds Siemens shares in fulfilling the obligations under the conversion or option rights. The authorization shall expire on December 31, 2007. The Bonds issue may be implemented once or several times, wholly or in part. The individual Bonds shall rank pari passu in all respects. The term of the Bonds and warrants shall not exceed 20 years.

(b)	The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the Bonds must not exceed the nominal amount or an issue price below the nominal amount of each bond. The conversion or exercise price must not fall below 80% of the average price determined on the basis of the closing price of Siemens shares in Xetra trading (or comparable successor trading system) at the Frankfurt Stock Exchange on the five trading days prior to public issuance of a formal bond subscription offer or prior to issuance of an acceptance statement by the Company following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices on the days of subscription rights trading shall apply, with the exception of the last two days of trading in subscription rights. § 9 (1) of the German Corporation Act (Aktiengesetz) shall remain unaffected.

The Managing Board shall be authorized to determine the further conditions of Bonds issue or to establish the conditions of issue by mutual agreement with the governing bodies of the issuing subsidiaries. The conditions of issue may deal with the following issues:

– whether consideration may be offered in the form of Siemens treasury stock or cash, instead of using the Company’s conditional capital;

– whether the conversion or exercise price or the exchange ratio is to be determined when the Bonds are issued or on the basis of future market prices within a certain range to be determined;

– whether, and if so, how an exchange ratio should be rounded;

– whether an additional cash contribution or a compensation in cash is to be made if small residual amounts result;

– whether a certain point in time can be determined by which the conversion or option rights must or can be exercised;

– which currency is to be used in issuing the Bonds.

As a matter of principle, the Bonds must be offered to shareholders for purchase, including the possibility of issuing them to banks with the obligation that they must be offered to shareholders for purchase. However, the Managing Board shall be authorized, subject to the approval of the Supervisory Board, to exclude the preemptive rights of existing shareholders,

– if the issue price of a bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods, and further provided that the aggregate number of shares issued upon the exercise of rights attached to the Bonds in accordance with this authorization pursuant to § 186 (3), 4th sentence, of the German Corporation Act (Aktiengesetz) (with the preemptive rights of existing shareholders excluded against contributions in cash), together with other shares issued or disposed of under this legal provision during the term of this authorization, does not exceed 10% of the capital stock at the time of exercising this authorization;

- if this is necessary with regard to small residual amounts that result from the exchange ratio;

– in order to grant subscription rights to the holders of conversion or option rights entitled to subscribe to Siemens shares as a reasonable compensation for dilution of the economic value of such rights, to the extent as would be due to them upon exercise of the rights.

If the economic value of conversion or option rights is diluted during the life of the Bonds and no subscription rights are granted as compensation, the conversion or option rights shall be adjusted in value in accordance with the trading terms and conditions applicable to dilution at Eurex (Germany) as detailed in the conditions of issue relating to the Bonds and without prejudice to § 9 (1) of the German Corporation Act (Aktiengesetz), unless such adjustment is mandatory under German law such the conversion or option rights shall be adjusted.

(c)	To service the conversion and option rights under this authorization, the capital stock shall be conditionally increased by €267 000 000 (Conditional Capital 2003). The Conditional Capital 2003 will be subject to the following provisions which shall be included as § 4 (12) in the Articles of Association:

“12.	The capital stock is conditionally increased by €267 000 000. The conditional capital increase shall be effected through the issuance of up to 89 000 000 shares of no par value registered in the names of the holders with entitlement to dividends as of the beginning of the fiscal year in which they are issued, and only to the extent to which holders of convertible bonds or warrants attached to bonds issued by Siemens AG or any of its subsidiaries until December 31, 2007, in accordance with the authorization of the Managing Board by the Annual Shareholders’ Meeting on January 23, 2003, exercise their conversion or option rights and no treasury stock is used to service these rights (Conditional Capital 2003).”

Reports to the Annual Shareholders’ Meeting

Capital structure of Siemens AG

The following table shows the current capital stock and possible capital measures reflecting the resolutions proposed to the Annual Shareholders’ Meeting:

Current capital stock (December 2002)	€2,671,122,003	890,374,001 shares	100%

Capitals with preemptive rights of shareholders	Authorized Capital 2001/I against contributions in cash	€400,000,002	133,333,334 shares	ca. 14.97%

Capitals without shareholders’ preemptive rights	Conditional Capital as settlement for former SNI shareholders	€2,505,420	835,140 shares	ca. 0.09%

	Conditional Capital for 1999 Stock Option Plan	€44,587,272	14,862,424 shares	ca. 1.67%

	Conditional Capital for 2001 Stock Option Plan	€147,000,000	49,000,000 shares	ca. 5.50%

	Authorized Capital 2001/II for employee stock	€66,630,000	22,210,000 shares	ca. 2.49%

	Authorized Capital against contributions in kind, as proposed in Agenda Item 11	€250,000,002	83,333,334 shares	ca. 9.36%

Option to exclude shareholders’ preemptive rights	Authorization for use of treasury stock to service stock options and to offer it to employees for purchase, as proposed in Agenda Item 6	€267,112,200	89,037,400 shares	10%

	Conditional Capital for convertible bonds, as proposed in Agenda Item 12	€267,000,000	89,000,000 shares	ca. 10%

Report on Agenda Item 6 concerning the exclusion of shareholders’ preemptive rights in connection with the authorization to use treasury stock

The authorization being sought at the Annual Shareholders’ Meeting 2003 is again intended to give Siemens AG the opportunity to repurchase treasury stock and to use it to service the Siemens stock option plans, offer it to employees for purchase, or retire it. The proposed text to be considered at the Annual Shareholders’ Meeting 2003 is largely identical to the text of the authorization adopted at the Annual Shareholders’ Meeting 2002.

The repurchase may be made directly in the stock market, through a public share purchase offer, or in the form of an offer to exchange Siemens shares for Infineon shares held by Siemens AG.

The public offer to exchange Siemens shares for Infineon shares provides an attractive alternative for shareholders to the other forms of repurchase of treasury stock. In order to establish an exchange ratio that enjoys wide acceptance in the marketplace, the shareholders may be solicited to submit offers for exchange within a range set by the Company. Among other things, this is designed to restrict speculative pressure on the market price of the Infineon shares to be exchanged.

The Company shall be authorized to retire the treasury stock without an additional resolution by the Shareholders’ Meeting.

Furthermore, the Company shall be enabled to use the treasury stock to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan. The proposed exclusion of the shareholders’ preemptive rights takes account of this purpose.

The key points of the 1999 and 2001 Siemens Stock Option Plans were approved at the Annual Shareholders’ Meetings held on February 18, 1999 and February 22, 2001, respectively. The approved key points of these stock option plans can be examined as an integral part of the notarized minutes of these meetings at the Commercial Registries in Berlin and Munich and the Company’s registered branches. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at . Upon request, a copy will be sent to shareholders.

Finally, the repurchased treasury stock shall be offered to employees of the Company or any of its subsidiaries for purchase. This may be an economically viable alternative to a capital increase.

Report on Agenda Item 11 concerning the exclusion of shareholders’ preemptive rights in connection with the Authorized Capital 2003

Because the Company is faced with global competition, it must be able at all times to act quickly and flexibly on the international and regional markets in the interests of its shareholders. To achieve this, it may be necessary to acquire businesses or ownership interests in businesses at short notice in order to strengthen the Company’s competitive position. Shares of stock may serve as appropriate consideration for conserving liquidity or conforming with the tax framework in certain countries (such as the U.S.).

Therefore, the authorization to issue an Authorized Capital 2003 as outlined in Item 11 on the Agenda should give the Company the possibility to offer Siemens shares quickly and flexibly, with the approval of the Supervisory Board, as consideration for claims arising in the context of the preparation, implementation, application or processing of transactions involving the legal or statutory acquisition of businesses or ownership interests in businesses, without having to take recourse to the stock markets. The proposed exclusion of the shareholders’ preemptive rights takes account of this purpose.

This kind of global authorization, with the possibility of excluding the shareholders’ preemptive rights, is common practice on a national and international basis in order to be able to act flexibly on the capital market. Such defensive measures can only be used if this is in the best interests of the shareholders.

In each case, the Managing Board will carefully examine whether utilization of the Authorized Capital would be in the interests of the Company and all its shareholders. The new Authorized Capital 2003 is designed to replace the existing Authorized Capitals 1998 and 1999 that will shortly expire (on February 1, 2003 and February 1, 2004, respectively). Full utilization of the proposed Authorized Capital 2003 through the issuance of up to 83 333 334 new shares would increase the Company’s current capital stock by approximately 9.36%.

The Managing Board shall report to the Shareholders’ Meeting on any utilization of the Authorized Capital 2003.

Report on Agenda Item 12 concerning the exclusion of shareholders’ preemptive rights in connection with the issuance of convertible bonds and/or bonds with warrants

An adequate capital structure is an essential prerequisite for the Company’s development. By issuing convertible bonds and/or bonds with warrants (“Bonds”), the Company would be in a position to use attractive financing opportunities depending on the market situation in order to raise debt capital at favorable interest rates. Therefore, we propose to the Annual Shareholders’ Meeting with regard to Item 12 on the Agenda that the Managing Board be authorized to issue Bonds and create a corresponding Conditional Capital 2003.

The authorization being sought is designed to enable Siemens AG to issue Bonds in a principal amount of up to €5 billion, effected through the issuance of up to 89 000 000 new Siemens shares, representing a pro rata amount of up to €267 000 000 of the capital stock. Full utilization of the proposed authorization would increase the Company’s current capital stock by just under 10%. The authorization is to expire on December 31, 2007.

The further conditions of the Bond issue are to be determined by the Managing Board. The Bonds are to be offered in the market either through public issuance of a formal bond subscription offer or public solicitation to submit subscription offers. The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the Bonds must not exceed the nominal amount or an issue price below the nominal amount of each bond. The conversion or exercise price or the exchange ratio per share to be determined when the Bonds are issued or on the basis of future market prices within a certain range, must not fall below 80% of the average price determined on the basis of the closing price in Xetra trading on the five trading days prior to publication of the offer or solicitation. Bondholders are to be given the opportunity to accept treasury stock of Siemens AG or compensation in cash, instead of Siemens shares issued from the Conditional Capital.

As a matter of principle, shareholders have a preemptive right to acquire the Bonds. In certain cases, however, the Managing Board is to be authorized, subject to the approval of the Supervisory Board, to exclude the preemptive rights of existing shareholders. Exclusion of shareholders’ preemptive rights is to be permitted if the issue price of a bond is not significantly lower than its fair market value, applying, mutatis mutandis, § 186 (3), 4th sentence, of the German Corporation Act (Aktiengesetz). This approach may be adopted in order to sell a bond issue quickly and flexibly in the market at attractive conditions.

Stock markets have become significantly more volatile. As a result, adequate proceeds from securities issues depend increasingly on a company’s ability to react flexibly to market developments. Favorable terms and conditions that reflect market trends cannot be achieved with long-term offerings. Otherwise a substantial markdown would be required in order to ensure the attractiveness of the conditions and thus the success of the bond issue for the entire offering period. A securities issue with preemptive rights for existing shareholders, however, means that there will be uncertainty until the end of the subscription period as to how many rights will be exercised and how many of the securities can be placed with outside investors. As this seriously impedes successful placement of new issues, exclusion of shareholders’ preemptive rights would be expedient in order to place a bond issue quickly and flexibly in the market at attractive conditions.

To ensure that the interests of shareholders are maintained, the issue price of the Bonds must not be significantly lower than the fair market value determined in accordance with generally accepted actuarial methods. In determining the price and taking into account the then current capital market situation, the Managing Board will keep the markdown on the market price as small as possible, thus reducing the calculatory value of a subscription right to near zero. As a result, existing shareholders would not suffer material economic disadvantage following the exclusion of their preemptive rights. In addition, they would have the opportunity to maintain their pro rata portion of the Company’s capital stock by purchasing the necessary shares on the stock exchange at almost the same terms.

The remaining proposed instances of exclusion of shareholders’ preemptive rights are designed to facilitate the issuance of bonds. The exclusion in the case of small residual amounts is a reasonable and market-conforming measure because the cost of trading subscription rights including residual amounts would be excessive. Furthermore, it is common practice that the holders of outstanding bonds receive subscription rights in the event of any subsequent utilization of the authorization for the issuance of the bonds, to ensure that the conversion or exercise price of the outstanding bonds need not be reduced in accordance with the existing conditions of issue. This makes the placement of bond offerings in several tranches much more attractive.

Notifications and information to shareholders

Details on the nominees for election as Supervisory Board members as presented in Agenda Item 7:

Dr. Josef Ackermann,

Spokesman of the Board of Managing Directors, Deutsche Bank AG

Membership in statutory German supervisory boards:

Bayer AG, Leverkusen Linde AG, Wiesbaden

Comparable positions outside Germany:

Stora Enso Oyi, Finland

Dr. Karl-Hermann Baumann,

Chairman of the Supervisory Board, Siemens AG

Membership in statutory German supervisory boards:

Deutsche Bank AG, Frankfurt on Main
E.ON AG, Düsseldorf
Linde AG, Wiesbaden
mg technologies ag, Frankfurt on Main
Schering AG, Berlin
Siemens AG (Chair), Munich
ThyssenKrupp AG, Düsseldorf
Wilhelm von Finck AG, Grasbrunn

John David Coombe,

Chief Financial Officer, GlaxoSmithKline plc

No positions to be disclosed

Dr. Gerhard Cromme,

Chairman of the Supervisory Board, ThyssenKrupp AG

Membership in statutory German supervisory boards:

Allianz AG, Munich Axel Springer Verlag AG, Berlin E.ON AG, Düsseldorf Deutsche Lufthansa AG, Köln Ruhrgas AG, Essen ThyssenKrupp AG (Chair), Düsseldorf Volkswagen AG, Wolfsburg

Comparable positions outside Germany:

SUEZ S.A., France

Prof. Dr. Walter Kröll,

President of the Helmholtz-Gemeinschaft Deutscher Forschungszentren e.V.
(Association of German Research Centers)

Membership in statutory German supervisory boards:

MTU Aero Engines GmbH, Munich

Dr. Albrecht Schmidt,

Spokesman of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank
AG (until 12/31/2002),
Chairman of the Supervisory Board, Bayerische Hypo- und Vereinsbank AG (as of 01/01/2003)

Membership in statutory German supervisory boards:

Bayerische Börse AG (Chair), Munich Bayerische Hypo- und Vereinsbank AG (Chair), Munich (as of 01/01/2003) Münchener Rückversicherungs-Gesellschaft, Munich Siemens AG, Munich

Group positions:

Bank Austria Creditanstalt (Chair), Austria HVB Real Estate Bank AG (Chair), Munich

Dr. Henning Schulte-Noelle,

Chairman of the Board of Management, Allianz Aktiengesellschaft

Membership in statutory German supervisory boards:

BASF AG, Ludwigshafen E.ON AG, Düsseldorf Linde AG, Wiesbaden Siemens AG, Munich ThyssenKrupp AG, Düsseldorf

Group positions:

Allianz Versicherungs-AG (Chair), Munich Allianz Lebensversicherungs-AG (Chair), Stuttgart Allianz Dresdner Asset Management GmbH (Chair), Munich Dresdner Bank AG (Chair), Frankfurt on Main

Peter von Siemens,

Industrial Manager

Membership in statutory German supervisory boards:

Münchener Tierpark Hellabrunn AG, Munich Siemens AG, Munich

Sir Iain Vallance,

Vice Chairman, The Royal Bank of Scotland Group

No positions to be disclosed

Dr. Hans-Dieter Wiedig,

Dipl.-Kaufmann

No positions to be disclosed

Details on the nominee for election as substitute member as presented in Agenda
Item 7:

Prof. Dr. Michael Mirow,

Dipl.-Wirtschaftsingenieur

No positions to be disclosed

Notifications pursuant to § 128 (2), sentences 6 to 8, German Corporation Act

Members of the Supervisory Board of Siemens AG are also members of managing boards of the following financial institutions (#1 and #2), in the case of the bank listed as #2, of the board of management of that bank’s parent company.

(1)	Bayerische Hypo- und Vereinsbank AG
(2)	Dresdner Bank AG.

Members of the Managing Board of Siemens AG are also members of the supervisory boards of the following German financial institutions:

       DAB bank AG
       Dresdner Bank AG
       HVB Real Estate Bank AG

The following financial institution underwrote the Company’s last securities offering within the last five years:

       Goldman Sachs International

The Company has not received notification of equity in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (Wertpapierhandelsgesetz).

Attendance at the Shareholders’ Meeting

Pursuant to § 19 of the Articles of Association and as determined by the Managing Board, those shareholders who are registered in the stock register as shareholders of the Company and who have announced their intention to attend by no later than Friday, January 17, 2003 are entitled to participate in the Annual Shareholders’ Meeting and to exercise their voting rights.

Shareholders who are registered in the stock register may submit their notification of attendance in writing to Siemens Aktiengesellschaft at the following address:

       Siemens Hauptversammlung 2003
       81020 Munich
       Germany

or electronically via the Internet at

       http://www.siemens.com/agm

Due to a significant increase in attendance notifications for our shareholders’ meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to one per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting 2003 and without wishing to restrict the shareholders’ right to attend, shareholders are requested to mail their notification of attendance as early as possible and only if they seriously intend to participate in the meeting.

Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to an attorney-in-fact, such as a bank or shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized attorney-in-fact or the shareholder on behalf of such attorney-in-fact. If neither a bank nor a shareholders’ association is named as proxy, authority to attend and vote by proxy must be submitted in writing or transferred electronically via the above Internet address. Further details are provided in the forms sent to each shareholder.

As a special service offered, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authority may again be given at the above Internet address or by returning the forms mailed to each shareholder.

A shareholder’s stock that is held of record by a bank (i.e. stock held in “street name”) cannot be voted by such bank unless it has the shareholder’s authority.

Shareholders of record or their named attorneys-in-fact entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Holders of American Depositary Receipts (ADRs) may notify attendance, order admission tickets and name proxies through JP Morgan Chase, P.O. Box 43062, Providence, RI 02940-5115, USA.

Please submit inquiries and proposals concerning the Annual Shareholders’ Meeting to:

Siemens AG Corporate Finance Treasury Investor Relations (CFT 3) Wittelsbacherplatz 2 80333 Munich Germany (Fax: +49 89 636-32830)

or by e-mail to:

hv2003@siemens.com

Shareholder proposals that are required to be disclosed will be posted on the Internet at

http://www.siemens.com/agm

immediately upon their receipt. In accordance with the provisions of the German Transparency and Disclosure Act (Transparenz- und Publizitätsgesetz), effective as of January 01, 2003, all proposals relating to items on this Agenda that are received by January 08, 2003, 24:00 h (CET), will be considered. Management’s discussion thereon will also be available at the above Internet address after January 08, 2003.

Shareholders may follow the speeches of the Chairman of the Supervisory Board and the Chairman of the Managing Board over the Internet (http://www.siemens.com/agm). Voting results will be available at this Internet address immediately after the Annual Shareholders’ Meeting.

The Notice of Annual Shareholders’ Meeting has been published in the German Federal Gazette (Bundesanzeiger) No. 227 of December 05, 2002 and No. 233 of December 13, 2002.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 6, 2003	/s/ Charles Herlinger Charles Herlinger Vice President and Corporate Controller

/s/ Daniel Satterfield Daniel Satterfield Director